ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 21 February 2008 bought 1 550 000 Orkla shares through broker-houses at an average price of NOK 66.95 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 18 817 390.

Orkla ASA,
Oslo, 22 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 20 February 2008 bought 1 750 000 Orkla shares through broker-houses at an average price of NOK 66.8 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 17 267 390.

Orkla ASA,
Oslo, 21 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 19 February 2008 bought 1 250 000 Orkla shares through broker-houses at an average price of NOK 67.5 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 15 517 390.

Orkla ASA,
Oslo, 20 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Orkla ASA has on 15 February 2008 bought 1 750 000 Orkla shares through broker-houses at an average price of NOK 65.5965 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 13 767 390.

Orkla ASA,
Oslo, 18 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 18 February 2008 bought 500 000 Orkla shares through broker-houses at an average price of NOK 65.8 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 14 267 390.

Orkla ASA,
Oslo, 19 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 15 February 2008, in connection with Orkla`s option programme, 20,000 options in Orkla-shares were exercised at a strike price of NOK 40.14

A total of 8,287,170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 701,500 synthetic options of the cash bonus programme.

Orkla holds 12,017,390 of its own shares.

Orkla ASA
Oslo, 15 February 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel.: +47 2254 4411

END